Exhibit 99.1

Xiao-I Corporation Provides Update on First-Instance Rulings in Patent Litigation Against Apple;
Company Intends to Appeal to the Supreme People’s Court

Shanghai, China, June 20, 2026 – Xiao-I Corporation (NASDAQ: AIXI) (“Xiao-I” or the “Company”), a leading developer of AI solutions, today provided a material update on the patent-related litigation between its variable interest entity, Shanghai Xiao-I Intelligent Network Technology Co., Ltd. (“Shanghai Xiao-I”), and Apple Inc. and its affiliated entities (collectively, “Apple”) before the Shanghai High People’s Court.

On June 10, 2026, the Shanghai High People’s Court issued first-instance judgments on two parallel cases:

●	Invention Patent Infringement action (Case No. (2020) Hu Zhi Min Chu No. 7): The court dismissed all litigation claims filed by Shanghai Xiao-I, in which the Company alleged that Apple’s Siri technology infringed Shanghai Xiao-I’s invention patent titled “A Chat Robot System” (Patent No. 200410053749.9).

●	Confirmation of non-patent-infringement action (Case No. (2022) Hu Zhi Min Chu No. 3): The court ruled that the specified iPhone models equipped with Siri do not fall within the protection scope of the subject patent. The court also rejected Apple’s claim for RMB 2 million in compensation for reasonable litigation expenses, including attorney fees, translation fees and notarization fees.

As previously disclosed on March 31, 2026, the Supreme People’s Court of the People’s Republic of China issued a final and binding second-instance ruling upholding the validity of the subject patent and rejecting Apple’s application to have the subject patent declared invalid. The validity of the patent remains final and non-appealable. The Supreme People’s Court’s prior ruling addressed only the validity of the patent. The present proceedings concern whether Apple’s Siri products fall within the scope of the patent claims and therefore constitute infringement.

The Company is disappointed with the first-instance rulings on infringement findings. The Company respectfully disagrees with the factual and legal findings reflected in the first-instance judgments and believes substantial grounds exist for appeal. The Company intends to formally lodge appeals with the Supreme People’s Court within the statutory time limit. The Company will vigorously assert its legitimate intellectual property rights and interests in accordance with applicable laws.

While Xiao-I remains confident in the merits of its case, there can be no assurance as to the ultimate outcome of the appellate proceedings. There is no guarantee that the Company will be awarded any financial compensation or obtain a favorable ruling on appeal. Investors are strongly encouraged to conduct their own due diligence and review all relevant information before making investment decisions.

Xiao-I will keep shareholders and the public informed of any material further developments in a timely manner.

About Xiao-I Corporation

Xiao-I Corporation is a leading cognitive intelligence enterprise in China that offers a diverse range of business solutions and services in artificial intelligence, covering natural language processing, voice and image recognition, machine learning, and affective computing. Since its inception in 2001, the Company has developed an extensive portfolio of cognitive intelligence technologies that are highly suitable and have been applied to a wide variety of business cases. Xiao-I powers its cognitive intelligence products and services with its cutting-edge, proprietary AI technologies to enable and promote industrial digitization, intelligent upgrading, and transformation. For more information, please visit: www.xiaoi.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, its future business development, financial condition, and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, fluctuations in general economic and business conditions in China, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, including under the section entitled “Risk Factors” in its annual report on Form 20-F, as amended by Form 20-F/A filed with the SEC on May 22, 2026, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For investor and media inquiries, please contact:

Ms. Berry Xia

Email: ir@xiaoi.com